# FORM 11-K

## ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 2001

Commission file number 333-91774

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Ferro Corporation Bargaining Unit 401k Plan**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Ferro Corporation**
**1000 Lakeside Avenue**
**Cleveland, Ohio 44114**



## REQUIRED INFORMATION

Financial Statements:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan.

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05)

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Exhibits:

1. Consent of Independent Accountants on Form S-8



## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ferro Corporation Savings and Stock Ownership Plan

DATE: 7-9-02

By: D.T. George

D. Thomas George, Treasurer
Ferro Corporation
Plan Administrator

**Consent of Independent Auditors**

The Board of Directors
Ferro Corporation:

We consent to the incorporation by reference in the Registration Statement (File No. 333-91774) on Form S-8 of Ferro Corporation of our report dated June 6, 2002 relating to the statements of net assets available for plan benefits of Ferro Corporation Bargaining Unit 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001, which appears in the December 31, 2001 annual report on Form 11-K of Ferro Corporation.

KPMG LLP

Cleveland, Ohio
June 28, 2002

KPMG

# FERRO CORPORATION
# BARGAINING UNIT 401(k) PLAN

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

**FERRO CORPORATION**
**BARGAINING UNIT 401(k) PLAN**

## Table of Contents


| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| Statements of Net Assets Available for Plan Benefits, December 31, 2001 and 2000 | 2 |
| Statement of Changes in Net Assets Available for Plan Benefits, For the year ended December 31, 2001 | 3 |
| Notes to Financial Statements | 4 |


All schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

KPMG

One Cleveland Center
1375 East Ninth Street, Suite 2600
Cleveland, OH 44114-1796

## Independent Auditors' Report

Bargaining Unit 401(k) Plan Committee
Ferro Corporation Bargaining Unit 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Ferro Corporation Bargaining Unit 401(k) Plan (Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 6, 2002

**FERRO CORPORATION**
**BARGAINING UNIT 401(k) PLAN**

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Investments: | | |
| Investment in Master Trust (note 3) | $ 2,158,361 | 1,557,970 |
| Cash | — | 52,032 |
| Participant loans receivable | 130,013 | 65,491 |
| Total investments | 2,288,374 | 1,675,493 |
| Other receivable | 1,637 | 8,821 |
| Total assets | 2,290,011 | 1,684,314 |
| Liabilities – other | — | 42,844 |
| Net assets available for plan benefits | $ 2,290,011 | 1,641,470 |

See accompanying notes to financial statements.

**FERRO CORPORATION**
**BARGAINING UNIT 401(k) PLAN**

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31, 2001

| | | |
|---|---|---|
| Additions: | | |
| Investment loss (note 3): | | |
| Interest and dividends | $ | 51,279 |
| Net depreciation in fair value of investments | | (185,147) |
| Total investment loss | | (133,868) |
| Contributions: | | |
| Employer | | 223,572 |
| Participants | | 677,193 |
| Total contributions | | 900,765 |
| Total additions | | 766,897 |
| Deductions: | | |
| Distributions to participants | | 118,346 |
| Miscellaneous | | 10 |
| Total deductions | | 118,356 |
| Net increase | | 648,541 |
| Net assets available for plan benefits: | | |
| Beginning of year | | 1,641,470 |
| End of year | $ | 2,290,011 |

See accompanying notes to financial statements.

## (1) Description of the Plan

The following is a general description of the Ferro Corporation Bargaining Unit 401(k) Plan (Plan). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

### *(a) General*

The Plan is a defined contribution plan covering certain domestic employees of participating divisions of Ferro Corporation (Company) who have met the division's eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

### *(b) Contributions*

The Plan allows participants to make pretax contributions up to 15% of eligible compensation, subject to certain limitations. Based on number of hours worked or paid, certain participants in the 401(k) plan are eligible to receive Company contributions. The amount of Company contributions is $223,572 for 2001. The Company makes a contribution to the employee's plan account each pay period, regardless of whether or not the employee has made a contribution to the plan.

Company contributions are invested according to participant investment elections for pretax contributions. However, if an employee does not make contributions to the Plan and has not made investment elections, the Company contributions will be invested in the Stable Income Fund.

### *(c) Forfeitures*

Forfeiture of the nonvested portion of the Company's contribution is reallocated to other plan participants. The amount of forfeitures for 2001 was $994.

### *(d) Investment Funds*

During 2001 and 2000, Plan assets were invested in eleven investment portfolios offered under the Master Trust held by Mellon Bank, N.A. (Trustee). The Master Trust is comprised of eleven investment funds, each with varying degrees of risk. The participants may allocate contributions among the funds and, at their discretion, change the allocation percentages at any time.

The eleven investment fund options of the Plan are the Company Stock Fund, the Stable Income Fund, the Equity Index Fund, the Capital Appreciation Fund, the Conservative Growth Fund, the Moderate Growth Fund, the Growth Fund, the International Fund, the Small Cap Fund, the Global Equity Fund and the Bond Fund.

The *Company Stock Fund* is comprised principally of investments in Ferro Corporation common stock (Common Stock). The objective is being a shareholder in the Company and producing long-term growth and current income.

The *Stable Income Fund* is comprised principally of guaranteed interest contracts through purchases of units in the Amvescap Stable Value Fund. The objective is to provide steady rates of return.

The *Equity Index Fund* is comprised principally of investments made in the Vanguard Institutional Index Fund, a traded mutual fund that duplicates the performance of the S&P 500. The objective is to produce long-term growth.

The *Capital Appreciation Fund* is comprised principally of investments made in the PIMCO Mid Cap Growth Institutional Fund, a traded mutual fund that invests in stocks of small to mid-sized companies to produce long-term growth.

The *Conservative Growth Fund* is comprised primarily of the Vanguard LifeStrategy Conservative Growth Fund, a traded mutual fund. The Fund seeks a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds.

The M*oderate Growth Fund* is comprised principally of the Vanguard LifeStrategy Moderate Growth Fund, a traded mutual fund. The Fund seeks a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds.

The *Growth Fund* is comprised primarily of the Vanguard LifeStrategy Growth Fund, a traded mutual fund. The Fund seeks long-term growth of capital and income by investing in four Vanguard funds.

The *International Fund* is comprised primarily of the Putnam International Growth A Fund, a traded mutual fund. The Fund seeks the growth of capital through investments in the stocks of companies located outside of the United States.

The *Small Cap Fund* is comprised principally of investments made in the SAFECO Growth Opportunities A Fund, a traded mutual fund. The fund invests in smaller companies to produce long-term growth and current income.

The *Global Equity Fund* is comprised principally of investments made in the Janus Worldwide Fund, a traded mutual fund. The fund invests in a broad selection of domestic and foreign stocks to produce long-term growth and current income.

The *Bond Fund* is comprised principally of investments made in the AXP Bond Fund Y, a traded mutual fund. The fund invests in bonds with the objective of providing steady rates of return.

*(e) Vesting*

Participants are immediately vested in their voluntary contribution plus any earnings accrued thereon. The Company's contribution is 100% vested after an employee completes two years of service. An employee who does not have two years of service is not vested in Company contributions. Upon death or permanent disability, participants' interests in employer contributions become fully vested.



(Continued)

*(f)* ***Payment of Benefits***

Upon termination of service, the vested amount of the Company's contributions and earnings thereon is paid at the election of the participant in shares of Common Stock or in cash. Participants receive their voluntary contributions and earnings thereon in a single lump-sum cash payment, unless participants invest in the Company Stock Fund. Contributions in this fund may be paid in the form of Common Stock or cash.

*(g)* ***Withdrawals***

Aside from normal retirement distributions, pretax savings may be withdrawn only upon attainment of age 65. Effective June 18, 2000, aside from normal retirement distributions and age 59½ withdrawal, pretax savings may be withdrawn only for reasons of extreme financial hardship as defined under federal law. The minimum that can be withdrawn is $500 or the available amount, whichever is less.

*(h)* ***Participant Loans***

Participants are eligible to borrow from $500 up to the lesser of (a) 50% of the value of their vested account balance (including Company contributions) or (b) $50,000 less the highest aggregate outstanding loan balance during the last 12 months. Loans may be made for any reason while the participant works for the Company. The interest rates are based on the prime rate in effect at the date of origination of the loan and range from 5.0% to 9.5%. The employee can only have one outstanding loan at a time.

*(i)* ***Plan Expenses***

During 2001, the Company paid administrative expenses. Investment transfer fees, brokerage fees, transfer taxes, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.

**(2) Significant Accounting Policies**

*(a)* ***Basis of Presentation***

The financial statements of the Plan are prepared using the accrual basis of accounting.

*(b)* ***Investments***

Investments in the Company Stock Fund, the Equity Index Fund, the Capital Appreciation Fund, the Small Cap Fund, the Conservative Growth Fund, the Moderate Growth Fund, the Growth Fund, the International Fund, the Global Equity Fund, and Bond Fund are held in trust by the Trustee, and such investments and changes therein have been reported to the Plan as having been determined through current market values based on quoted market rates. The investment in the Stable Income Fund is also held in trust by the Trustee and is represented by units in the Amvescap Stable Value

Fund, which invests primarily in guaranteed interest contracts. The investment in the Stable Income Fund is valued at the underlying contract value as such contracts are fully benefit-responsive. Participation loan receivables are valued at cost which approximates fair value. Cost for all investments is based on the purchase price of assets held. Purchases and sales of securities are recorded on a trade-date basis.

Dividends and interest earned by the investment funds are automatically reinvested in each of the separate investment funds.

At December 31, 2001 and 2000, all of the Plan's assets are in the Master Trust, which was established for the investment of assets of the Plan and several other Ferro Corporation-sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 1.1%. Investment income (loss), investment expenses, administrative expenses, and appreciation in fair value relating to the Master Trust are allocated to the individual plan's total assets.

***(c) New Accounting Pronouncement***

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard, SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Plan adopted SFAS No. 133 effective January 1, 2001. Management has determined the impact of SFAS No. 133 on the Plan financial statements to be immaterial.

***(d) Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.



(Continued)

## (3) Master Trust

The following table presents the fair value of Master Trust investments at December 31, 2001 and 2000 (excluding participant loans):

| | 2001 | 2000 |
|---|---|---|
| Mutual funds: | | |
| Invesco Total Return Fund | $ — | 4,746,389 |
| Amvescap Stable Value Fund* | 22,841,747 | 9,262,551 |
| PIMCO Mid Cap Growth Institutional Fund | 9,669,682 | 11,503,967 |
| Vanguard Institutional Index Fund | 41,311464 | 18,417,807 |
| AXP Bond Fund | 4,632,407 | 1,592,104 |
| SAFECO Growth Opportunities A Fund | 3,549,393 | 1,168,746 |
| Janus Worldwide Fund | 4,335,230 | 4,886,519 |
| Putnam International Growth C1 A Fund | 713,781 | — |
| Vanguard Conservative Growth Fund | 225,304 | — |
| Vanguard Growth Fund | 106,838 | — |
| Vanguard Moderate Growth Fund | 12,696,226 | — |
| Interest bearing cash* | 326,932 | 209,250 |
| Company Common Stock* | 26,909,380 | 19,984,056 |
| Company Convertible Preferred Stock* | 61,511,869 | 61,299,219 |
| | $ 188,830,253 | 133,070,608 |

* A portion of the Amvescap Stable Value Fund represents nonparticipant-directed funds based on participants not electing investment allocations for the employer contribution. The Company Convertible Preferred Stock is all nonparticipant-directed, while only a portion of the interest-bearing cash and Company Common Stock is nonparticipant-directed.

The following table presents investment income of investments in the Master Trust for the year ended December 31, 2001:

| | 2001 |
|---|---|
| Interest | $ 3,431 |
| Dividends | 4,815,219 |
| Net appreciation (depreciation) in fair value of investments: | |
| Mutual funds | (5,948,009) |
| Company Common Stock | 3,263,834 |
| Company Convertible Preferred Stock | 6,463,171 |
| Net investment income | $ 8,597,646 |



(Continued)

## (4) Nonparticipant-directed Investments

Information about the net assets of the Master Trust and significant components of changes in net assets relating to the nonparticipant-directed investments is as follows:

| | | 2001 | 2000 |
|---|---|---|---|
| Net assets: | | | |
| Amvescap Stable Value Fund | $ | 357,064 | 195,356 |
| Total net asset | $ | 357,064 | 195,356 |
| Beginning net assets | $ | 195,356 | 53,863 |
| Changes in net assets: | | | |
| Contributions | | 167,344 | 146,312 |
| Dividends and interest | | 14,460 | 6,498 |
| Net appreciation (depreciation) | | 137 | (272) |
| Benefits paid to participants | | (20,233) | (11,045) |
| Net increase in net assets | | 161,708 | 141,493 |
| Ending net assets | $ | 357,064 | 195,356 |

The roll-forward of nonparticipant-directed investments above for 2001 and 2000 reflects activity from the Amvescap Stable Value Fund. The investment fund contained nonparticipant-directed investments as a result of the participants not electing investment allocations for employer contributions. The portion of contributions classified as employer was $99,354 for 2001 and $58,865 for 2000.

## (5) Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. In the event of such termination, each participant will receive 100% of the amounts contributed to the Plan and earnings thereon, and the vested amount of the Company's contribution.

## (6) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated September 5, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). The Plan has been amended since the date of this letter and the Company has filed for a new determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.